EXHIBIT 99.1
Schedule II — Valuation and Qualifying Accounts
VALUATION AND QUALIFYING ACCOUNTS
ALLOWANCE FOR UNCOLLECTIBLES
(Dollars in millions)

	Balance at			Balance at
	beginning		Deductions	end of
	of period	Additions	(Write-offs)	period
December 31, 2006	$7	$3	$2	$8
December 31, 2005	$6	$2	$1	$7
December 31, 2004	$5	$2	$1	$6